NO ACT

PE
12-16-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10013190

January 6, 2010

Received SEC
JAN 06 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-10

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2009

Dear Ms. Weber:

This is in response to your letter dated December 16, 2009 concerning the shareholder proposal submitted to Verizon by Gabriel Wiesenthal. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gabriel Wiesenthal

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2009

The proposal relates to archivists.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Verizon's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 16, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of Gabriel Wiesenthal

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Gabriel Wiesenthal (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

I. Introduction.

On November 20, 2009, Verizon received a letter dated November 18, 2009 from the Proponent containing the following proposal:

Resolved that the stockholders of Verizon Communications, Inc. (the Company) assembled in annual meeting in person or by proxy, hereby request the Board of Directors to take the necessary steps to provide a position of archivists that preserve Verizon's history and guiding principles.

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials (i) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b) and (ii) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2010 proxy materials.

II. Bases for Excluding the Proposal.

A. Verizon May Exclude the Proposal Under Rule 14a-8(f) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Proponent submitted the Proposal to Verizon on November 18, 2009. The submission included a letter dated November 9, 2009, from Merrill Lynch, stating the value of the Verizon stock held in the Proponent's account as of November 6, 2009 (the "Merrill Lynch Letter"). A copy of the Merrill Lynch Letter is attached hereto as Exhibit B.

In accordance with Rule 14a-8(f)(1), on November 25, 2009, Verizon sent a letter to the Proponent via Federal Express (the "Notice of Defect Letter"), which was received by the Proponent on November 27, 2009. The Notice of Defect Letter stated that the Merrill Lynch Letter fails to establish the Proponent's continuous ownership of Verizon stock for a period of one year as of the time that the Proponent submitted the Proposal (November 18, 2009). The Notice of Defect Letter requested a written statement from the record owner of the Proponent's shares verifying that the Proponent has continuously owned the requisite number of shares of Verizon stock for a period of one year as of the date of submission of the Proposal. The Notice of Defect Letter also advised the Proponent that such written statement had to be submitted to Verizon within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") relating to eligibility and procedural issues, the Notice of Defect Letter included a copy of Rule 14a-8. Verizon received confirmation from Federal Express that the Notice of Defect Letter was delivered to the Proponent's residence on November 27, 2009. A copy of the Notice of Defect Letter (excluding the copy of Rule 14a-8) and the Federal Express delivery confirmation is attached as Exhibit C to this letter.

On December 3, 2009, the Proponent sent to Verizon a letter from Merrill Lynch dated November 30, 2009 (the "November 30 Merrill Lynch Letter"), stating that, as of the close of business on each of November 28, 2008 and November 27, 2009, the Proponent held more than $2,000 of Verizon stock in his account and that between those dates, "there was no liquidation of your VZ position." The Proponent also included copies of pages from his monthly Merrill Lynch account statements for each of the months from October 1, 2008 through October 31, 2009 (the "Account Statements").[1] A copy of the November 30 Merrill Lynch Letter is attached as Exhibit D to this letter.

Although the November 30 Merrill Lynch Letter and the Account Statements were provided to Verizon in a timely manner, they fail to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's *continuous* ownership of at least $2,000 of Verizon shares from November 18, 2008 (one year prior to the date of the submission) through November 18, 2009 (the date of the submission). The November 30 Merrill Lynch Letter verifies the Proponent's continuous ownership of Verizon shares from November 28, 2008 through November 27, 2009, but does not verify ownership for the period from November 18, 2008 (one year prior to the date of submission) to November 28, 2008.

In Section C.1.c. (3) of SLB No. 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

---

[1] In the interest of protecting the Proponent's privacy, we have not included copies of the Proponent's account statements with this filing. If it will be helpful to the Staff, we will provide copies supplementally.

The defect in the November 30 Merrill Lynch Letter is analogous to the defect described in the example above. The November 30 Merrill Lynch Letter fails to demonstrate continuous ownership for a period of one year as of November 18, 2009, the date on which the Proponent submitted the Proposal.

The Account Statements also fail to demonstrate continuous ownership, either for a period of one year as of the time the Proponent submitted the Proposal or for the period from November 28, 2008 to November 27, 2009. In Section C.1.c(2) of SLB No. 14, the Staff provides the following guidance:

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

In addition, the statement in the November 30 Merrill Lynch Letter that, as of November 28, 2008 and November 27, 2009, the Proponent held more than $2,000 of Verizon stock in his account and that between those dates, "there was no liquidation of your VZ position," is not a valid substitute for an affirmative written statement of continuous ownership. It is unclear whether the reference to "no liquidation" refers to a full or partial liquidation of the Proponent's Verizon shares and therefore, it is uncertain whether the Proponent continuously maintained the requisite level of ownership. Rule 14a-8b(2) does not require the company to "connect the dots" and make inferences about continuous stock ownership. Rather, it is the proponent's responsibility to provide proof of this in the form of an affirmative written statement from the record holder of the proponent's stock. The November 30 Merrill Lynch Letter cannot be read to provide this assurance without making assumptions and inferences as to its intended meaning, which may or may not be accurate.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Verizon Communications Inc.* (January 25, 2008) (broker's letter did not specifically verify continuous ownership); *General Motors Corporation* (April 5, 2007) (account summary insufficient verification of continuous ownership); *Yahoo! Inc.* (March 29, 2007) (broker's letter did not specifically verify continuous ownership); *The Home Depot, Inc.* (February 5, 2007) (broker's letter verifying ownership "for the past year" was insufficient to provide proof of ownership for requisite period); *General Electric Company* (January 16, 2007) (brokerage statement insufficient to prove continuous ownership); and *International Business Machines*

Corporation (November 16, 2006) (broker's letter dated before date of submission did not verify continuous ownership for requisite period).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Verizon.

B. Verizon May Exclude the Proposal under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations.

The Proposal requests that Verizon's Board of Directors create a new employee position within the Company. The Staff has long recognized that proposals concerning the management of a company's workforce relate to the ordinary business operations of the company and, accordingly, may be excluded under Rule 14a-8(i)(7). In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first was that that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission cited as an example of such tasks the "management of the workforce, such as the hiring, promotion, and termination of employees." This example is directly applicable to the Proposal, since the Proposal would require the hiring of an employee. The second consideration described by the Commission in the 1998 Release related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." This consideration is also applicable to the Proposal, since the Proposal seeks to micro-manage Verizon's management of its workforce by specifying the duties of the proposed position.

Consistent with its statements in the 1998 Release, the Staff has found that shareholder proposals concerned with the management of a company's workforce could properly be excluded under Rule 14a-8(i)(7). See, for example, *Bank of America Corporation* (February 4, 2005), *Citigroup Inc.* (February 4, 2005), and *Honeywell International Inc.* (February 4, 2005), in each case permitting exclusion of a proposal seeking information relating to the planned elimination or relocation of jobs by the company. By requesting that the Board create a new employee position at Verizon, the Proposal impermissibly seeks to interfere with the day-to day management of Verizon's workforce. Creating employee positions that support the strategic initiatives of the company is a core management function. The Proposal impermissibly seeks to micro-manage Verizon's management in the performance of that task.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2010 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2010 proxy materials under Rule 14a-8(f) and Rule 14a-8(i)(7). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (516) 791-9291.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Gabriel Wiesenthal

EXHIBIT "A"

Nov. 18, 2009

Stockholder Proposal
For 2010 Verizon annual meeting

Gabriel Wiesenthal *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 *** owner of 100 shares of the company's common stock proposes the following: Resolved That the stockholders of Verizon Communications Inc. (The Company) assembled in annual meeting in person or by proxy, hereby request the Board of Directors to take the necessary steps to provide a position of archivists that preserve Verizons history and guiding principles. Archivists collect, organize and maintain control over a wide range of information and objects deemed important enough for permanent safekeeping. They preserve important documents and transcripts of meetings, photographs, historic objects. They plan, arrange exhibitions of collections for display.

Preserving the past, present and future will increase the interest of current and potential consumers of our products and services therefore increasing revenue and profits.

If you agree, please vote your proxy <u>FOR</u> this resolution.

Gabriel Wiesenthal



Mr. Gabriel Wiesenthal
*** FISMA & OMB Memorandum M-07-16 ***

Tel + Fax - *** FISMA & OMB Memorandum M-07-16 ***
www. *** FISMA & OMB Memorandum M-07-16 ***

Nov. 18, 2009

Verizon!

I, Gabriel WiesenThal have held Verizon STock For aT least one year by The date of STock holder proposal of aT least $2000.– markeT Value.

I will conTinue TO hold Those securiTies Through The date of meeTing of Shareholder

Sincerely, + Gabriel Wiesenthal

+ Gabriel Wiesenthal

*** FISMA & OMB Memorandum M-07-16 ***

Tel. # *** FISMA & OMB Memorandum M-07-16 ***

www. *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT "B"


Merrill Lynch

1400 Merrill Lynch Drive
Pennington, NJ 08534
877-ML-DIRECT

November 9, 2009

Gabriel Wiesenthal

*** FISMA & OMB Memorandum M-07-16 ***

ReSMA & OMB Memorandum M-07-16 ***

Dear Mr. Wiesenthal:

I appreciate the opportunity to respond to your inquiry regarding your account held at Merrill Lynch Direct.

Per your request, this letter was generated for informational purposes only. As of the close of business November 6, 2009, your Verizon Communications (VZ) position was valued at $2,992.

Please be advised that this information is provided as a service to you and is obtained from data we believe is accurate; however, Merrill Lynch considers your account statements to be the official record of all transactions and balances.

Thank you for allowing me to provide you with this information. Should you have any additional questions regarding this matter, please feel free to contact Merrill Lynch Direct at 1-877-ML-DIRECT (1-877-653-4732).

Sincerely,

Lauren Bicknell

Lauren Bicknell
Specialist
Service Elevation Team

EXHIBIT "C"



Mary Louise Weber
Assistant General Counsel

One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

November 25, 2009

By Federal Express

Mr. Gabriel Wiesenthal

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wiesenthal:

I am writing to acknowledge receipt of (1) the shareholder proposal dated November 18, 2009, that you submitted for inclusion in Verizon Communications Inc.'s ("Verizon") proxy statement for the 2010 annual meeting of shareholders and (2) a letter dated November 9, 2009, from Merrill Lynch, stating the value of the Verizon stock held in your account as of November 6, 2009 (the "Merrill Lynch Letter"). Under the Securities and Exchange Commission's ("SEC") proxy rules, in order to be eligible to submit a proposal for the 2010 annual meeting, you must have continuously held at least $2,000 in market value, or 1%, of Verizon's common stock for at least one year prior to the date that you submit the proposal. In addition, you must continue to hold at least this amount of the stock through the date of the annual meeting. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

According to Verizon's records, you are not a registered holder of Verizon stock. Under the SEC's rules, if you are not a registered holder of Verizon stock, you must prove your eligibility by submitting to the company an affirmative written statement from the record holder of your securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. The Merrill Lynch Letter fails to establish your *continuous* ownership of Verizon stock for the period of one year as of the time of your submission (November 18, 2009).

In accordance with Rule 14a-8(f), I request that you furnish, within 14 calendar days of receipt of this letter, a written statement from the record holder of your shares verifying that you have beneficially owned the requisite number of shares of Verizon common stock continuously for at least one year prior to the date of your submission. Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2010 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

cc: William L. Horton, Jr.

EXHIBIT "D"

Dec. 3, 2009

Dear Ms. Weber:

Enclosed is The information you requested For my Stockholders Proposal. Thank You.

Sincerely,

Gabriel Wiesenthal



Mr. Gabriel Wiesenthal
*** FISMA & OMB Memorandum M-07-16 ***

#

*** FISMA & OMB Memorandum M-07-16 ***


Merrill Lynch

1400 Merrill Lynch Drive
Pennington, NJ 08534
877-ML-DIRECT

November 30, 2009

Gabriel Wiesenthal

*** FISMA & OMB Memorandum M-07-16 ***

Re: Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wiesenthal:

I appreciate the opportunity to respond to your inquiry regarding your account held at Merrill Lynch Direct.

Per your request, this letter was generated for informational purposes only. As of the close of business November 28th, 2008, your Verizon Communications (VZ) position was valued at $3,114. As of the close of business November 27th, 2009, your VZ position was valued at $3,202. During that time period, between November 28th, 2008 and November 27th, 2009, there was no liquidation of your VZ position.

Please be advised that this letter is not an official statement for this activity. Though we believe this information to be accurate, the account statements remain the official documentation for a record of any such activity.

Thank you for allowing me to provide you with this information. Should you have any additional questions regarding this matter, please feel free to contact Merrill Lynch Direct at 1-877-ML-DIRECT (1-877-653-4732).

Sincerely,

Lauren Bicknell

Lauren Bicknell
Specialist
Service Elevation Team

